Exhibit 99.2

QUEST CAPITAL CORP.

Unaudited Interim Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at September 30, 2008 with comparative figures for December 31, 2007 and
September 30, 2007
(Expressed in thousands of Canadian dollars)

	September 30, 2008	December 31, 2007	September 30, 2007
Assets
Cash and cash equivalents	$2,401	$30,484	$5,917
Loans (note 5)	368,695	277,710	263,286
Future income taxes	2,833	3,916	7,863
Restricted cash (note 6)	6,271	12,452	11,893
Prepaid and other receivables	293	155	99
Income taxes recoverable	82	-	-
Capital assets	961	841	622
Other assets	186	186	903
Marketable securities	-	-	3,301
Investments	-	-	10,410
	$381,722	$325,744	$304,294
Liabilities
Accounts payable and accrued liabilities (note 10)	$6,503	$7,081	$4,236
Income taxes payable	288	188	1,193
Future income taxes	827	904	1,043
Asset retirement obligation	500	572	653
Debt payable (note 7)	78,093	26,365	6,000
	86,211	35,110	13,125
Shareholders’ equity
Share capital (note 8)	207,161	207,161	205,949
Contributed surplus (note 8)	7,709	6,934	7,029
Accumulated other comprehensive income	-	-	1,630
Retained earnings	80,641	76,539	76,561
	295,511	290,634	291,169
	$381,722	$325,744	$304,294

Contingencies and commitments (notes 5(d) and 11)

Approved by the Board of Directors

/s/“Stephen C. Coffey”	/s/ “A. Murray Sinclair”
Stephen C. Coffey	A. Murray Sinclair
Director	Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Retained Earnings
For the three and nine months ended September 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Retained earnings - beginning of period	$80,889	$74,954	$76,539	$65,137

Adoption of financial instruments standards	-	-	-	1,591

Net income for the period	6,358	5,264	20,983	20,019

Dividends	(6,606)	(3,657)	(16,881)	(10,186)

Retained earnings – end of period	$80,641	$76,561	$80,641	$76,561

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Income Statements
For the three and nine months ended September 30, 2008 and 2007
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Interest income	$12,547	$9,497	$35,227	$28,888
Interest expense	(895)	(151)	(2,044)	(399)
Interest income, net	11,652	9,346	33,183	28,489
Provision for loan losses (note 5)	(2,600)	-	(3,050)	-
Net interest income after provision for loan losses	9,052	9,346	30,133	28,489
Other income
Syndication (note 10)	44	199	278	759
Management and finder’s fees (note 10)	-	1,034	-	2,176
Gains on sale of securities (note 10)	-	925	-	6,660
Other	-	7	-	27
	44	2,165	278	9,622
Net interest and other income	9,096	11,511	30,411	38,111

Non-interest expense
Salaries and benefits	720	1,149	2,398	3,066
Bonuses	433	560	1,425	2,340
Stock-based compensation (note 8)	235	293	775	859
Office and other (note 10)	393	927	1,431	1,598
Legal and professional services	163	527	1,143	1,239
Regulatory and shareholder relations	91	118	449	539
Directors’ fees	42	53	160	163
Sales tax	-	-	-	306
Other expenses relating to resource assets	357	102	431	169
	2,434	3,729	8,212	10,279

Income before income taxes	6,662	7,782	22,199	27,832

Provision for income taxes (note 9)	304	2,518	1,216	7,813

Net income for the period	$6,358	$5,264	$20,983	$20,019

Earnings per share
Basic	$0.043	$0.036	$0.143	$0.138
Diluted	$0.043	$0.035	$0.143	$0.135

Weighted average number of shares outstanding
Basic	146,789,711	146,267,979	146,789,711	145,385,541
Diluted	146,803,655	149,867,568	146,838,460	148,731,789

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the three and nine months ended September 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Net income for the period	$6,358	$5,264	$20,983	$20,019

Other comprehensive income
Net unrealized gains (losses) on available-for-sale financial assets arising during the period	-	(400)	-	1,029

Reclassification adjustment for gains recorded in net income	-	(1,064)	-	(1,631)

Other comprehensive income (loss)	-	(1,464)	-	(602)

Comprehensive income	$6,358	$3,800	$20,983	$19,417

Accumulated other comprehensive income – beginning of period	$-	$3,094	$-	$-

Adoption of financial instruments standards	-	-	-	2,232

Other comprehensive income (loss) for the period	-	(1,464)	-	(602)

Accumulated other comprehensive income – end of period	$-	$1,630	$-	$1,630

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Cash flows from operating activities
Net income for the period	$6,358	$5,264	$20,983	$20,019
Adjustments to determine net cash flows relating to operating items:
Future income taxes	61	2,074	945	7,307
Stock-based compensation	235	293	775	859
Provision for loan losses	2,600	-	3,050	-
Amortization of deferred interest and loan fees	(2,431)	(2,119)	(5,362)	(6,642)
Deferred interest and loan fees received	2,995	1,050	7,236	2,345
Other	184	39	502	144
Activity in marketable securities held for trading
Purchases	-	(455)	-	(2,892)
Proceeds on sales	-	1,413	-	6,402
Gains on sale of marketable securities and investments	-	(925)	-	(6,660)
Expenditures for asset retirement obligation	(52)	(148)	(135)	(265)
(Increase) decrease in prepaid and other receivables	(133)	256	(138)	584
Increase (decrease) in accounts payables and accrued liabilities	2,944	629	(578)	(22)
Increase in income taxes recoverable	(82)	-	(82)	-
Increase (decrease) in income taxes payable	242	(638)	101	(1,621)
	12,921	6,733	27,297	19,558
Cash flows from financing activities
Proceeds from shares issued	-	2,423	-	3,127
Dividends	(6,606)	(3,657)	(16,881)	(10,186)
Financing costs	-	-	(664)	-
Change in revolving debt facility	12,000	-	78,510	-
Change in other debt facility	-	6,000	(26,365)	(16,000)
	5,394	4,766	34,600	(23,059)
Cash flows from investing activities
Activity in loans
Funded	(72,581)	(72,062)	(222,017)	(156,572)
Repayments	54,012	50,393	131,576	157,371
Other	(2,871)	(11,551)	(5,468)	(8,115)
Activity in investments
Proceeds on sales	-	2,173	-	8,049
Purchases	-	(488)	-	(488)
Change in restricted cash	2,563	104	6,308	178
Purchases of capital assets	(114)	(246)	(349)	(259)
	(18,991)	(31,677)	(89,950)	164
Foreign exchange loss on cash held in a foreign subsidiary	(24)	(68)	(30)	(252)
Decrease in cash and cash equivalents	(700)	(20,246)	(28,083)	(3,589)
Cash and cash equivalents - beginning of period	3,101	26,163	30,484	9,506
Cash and cash equivalents - end of period	$2,401	$5,917	$2,401	$5,917

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1.	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) focus is to provide mortgage financings.  Throughout 2007, the Company also provided a range of services including corporate finance, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

2.	Basis of presentation

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual financial statements and notes.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been adjusted due to a prior period classification error relating to cumulative translation adjustment and other comprehensive income as reported in the December 31, 2007 financial statements.

3.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and its 75% proportionate joint venture interest in the Castle Mountain property.

4.	Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accounts (“CICA”) handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 14 to these consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see notes 12, 13 and 14 to these interim consolidated financial statements.  Also, refer to “risk and uncertainties” section of the Company’s Management Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2008.

5.	Loans

a)	Loans and Allowance for Loan Losses

  Loans outstanding as at September 30, 2008:
		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$371,473	$1,300	$697	$1,997	$369,476
Bridge loans	6,589	1,041	12	1,053	5,536
Accrued interest and deferred loan fees	(6,317)	-	-	-	(6,317)
	$371,745	$2,341	$709	$3,050	$368,695

  Loans outstanding as at December 31, 2007:
		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$279,644	$-	$-	$-	$279,644
Bridge loans	10,549	-	-	-	10,549
Accrued interest and deferred loan fees	(12,483)	-	-	-	(12,483)
	$277,710	$-	$-	$-	$277,710

  Loans outstanding as at September 30, 2007:
		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$262,712	$-	$-	$-	$262,712
Bridge loans	11,453	-	-	-	11,453
Accrued interest and deferred loan fees	(10,879)	-	-	-	(10,879)
	$263,286	$-	$-	$-	$263,286

b)	Past Due Loans that are not Impaired

Loans are classified as past due when the loan is outstanding past the contractual maturity date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not considered impaired as interest payments are current and all other terms of the loan agreements are in good standing.

The Company’s past due loans are as follows:

Days Outstanding Past Maturity	September 30, 2008	December 31, 2007	September 30, 2007
1 – 30 days	$4,500	$-	$6,640
31 – 60 days	3,050	11,436	14,000
Over 60 days	39	-	-
	$7,589	$11,436	$20,640

c)	Impaired Loans, Specific and General Allowances

Loans are classified as impaired when interest on the loan is over 90 days in arrears or when there is no reasonable assurance of the collection of principal and interest.  In determining the provision for possible loan losses, management considers the length of time the loan has been in arrears, the overall financial strength of borrowers and the collateral value of security pledged.    Once a loan is classified as impaired, the Company does not record any further interest until it has been repaid or the loan is brought back into good standing.

During the period, the Company renegotiated a previously impaired loan of $11,436 which is no longer classified as impaired (December 31, 2007 - $nil, September 30, 2007 - $nil).

The Company’s impaired loans and specific allowances are as follows:

	September 30, 2008	December 31, 2007	September 30, 2007
Gross amount of impaired loans	$19,369	$7,500	$21,461
Specific allowances	(2,341)	-	-
	$17,028	$7,500	$21,461

At September 30, 2008, the total estimated fair value of the collateral of impaired loans is $17,596.

 The Company has recorded specific allowances for loan losses as follows:

	September 30, 2008	September 30, 2007
Balance – beginning of period	$-	$586
Specific allowances	2,341
Allowance applied	-	(586)
Balance – end of period	$2,341	$-

In addition, starting in 2008, the Company commenced providing for a general allowance for loan losses to reflect probable, but unidentified losses in its loan portfolio. In determining general allowance for loan losses, the Company considers general economic conditions, regulatory pronouncements, and the geographic location, industry and status of its loans. The Company has recorded a general allowance for loan losses as follows:
	September 30, 2008	September 30, 2007
Balance – beginning of period	$-	$-
General allowance for the period	709	-
Balance – end of period	$709	$-

d)	Loan Commitments

 At September 30, 2008, the Company has committed to future advances, primarily construction loans, of up to $93 million. These advances are subject to the completion of due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

e)	Composition of Loan Portfolio

 The following table indicates the composition of the Company’s loans as follows:
	September 30, 2008	December 31, 2007	September 30, 2007
Land under development	$170,837	$151,607	$179,859
Real estate – residential	35,808	22,752	8,000
Real estate – commercial	66,358	51,123	62,462
Construction	98,470	54,162	12,391
Total Mortgages	371,473	279,644	262,712
Bridge loans	6,589	10,549	11,453
Total Loans	$378,062	$290,193	$274,165

f)	Geographic Distribution

The following table indicates the geographical composition of the Company’s mortgage loans1 as follows:
	September 30, 2008		December 31, 2007		September 30, 2007
Principal outstanding:
British Columbia	$154,808	42%	$160,986	58%	$125,252	48%
Prairies	168,217	45%	94,440	34%	114,380	44%
Ontario	48,448	13%	17,500	6%	18,250	7%
Other	-	0%	6,718	2%	4,830	1%

Total mortgage loans	$371,473	100%	$279,644	100%	$262,712	100%

1.      Includes mortgage portion of loan portfolio only.

6.	Restricted cash

Restricted cash is comprised of:

	September 30, 2008	December 31, 2007	September 30, 2007
Castle Mountain	$1,671	$1,999	$2,038
Interest reserves on loans (held in trust)	4,600	10,453	9,855
Total	$6,271	$12,452	$11,893

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,570 ($1,671) as at September 30, 2008 (December 31, 2007 - US$2,016 or $1,999, September 30, 2007 - US$2,046 or $2,038) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

b)	Interest reserves on loans (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan amount in trust as interest reserves.  These amounts are applied as interest payments are due.  Amounts held in trust relating to unearned interest are recorded as restricted cash.

7.	Debt payable

In January 2008, the Company entered into a revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000.  The facility bears interest based on prime rate and is collateralized by the Company’s loan portfolio.  As at September 30, 2008, $78,510 was drawn down under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the facility, being 2 years.

	September 30, 2008	December 31, 2007	September 30, 2007
Revolving debt facility drawn	$78,510	$-	$-
Other debt facility drawn	-	26,365	6,000
Less: unamortized balance of financing costs	(417)	-	-
	$78,093	$26,365	$6,000

8.	Share capital

a)    Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)	Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening and closing balance	146,789,711	$207,161

c)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the nine months ended September 30, 2008, the change in stock options outstanding was as follows:

	Number of shares	Weighted average exercise price
Common shares
Opening balance	10,553,000	$2.28
Granted	2,455,000	2.37
Exercised	-	-
Expired or cancelled	(602,088)	3.01
Closing balance	12,405,912	$2.26
Options exercisable	9,596,228	$2.17

The following table summarizes information about stock options outstanding and exercisable at September 30, 2008:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$1.51	223,000	0.88	$1.51	223,000	$1.51
$ 1.52 to $1.95	6,150,000	0.39	1.95	6,150,000	1.95
$ 1.96 to $2.31	2,305,000	3.51	2.17	1,267,282	2.26
$ 2.32 to $3.24	3,727,912	3.63	2.88	1,955,946	2.89
	12,405,912	1.95	$2.26	9,596,228	$2.17

d)	Contributed surplus

Opening balance – at January 1, 2008	$6,934
Stock-based compensation expense	775
Fair value of stock options exercised	-
Ending balance – at September 30, 2008	$7,709

The fair values of options granted during the nine months ended September 30, 2008 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	2.86%
Expected life of options	3.0 years
Expected stock price volatility	35%
Expected dividend yield	10%
Weighted average fair value of options	$0.32

9.	Income taxes

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provision for income taxes consists of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Current tax expense
Canada	$228	$474	$251	$603
United States	19	78	24	78
Total current tax expense	247	552	275	681

Future tax expense (recovery)
Canada	148	2,057	1,082	7,223
United States	(91)	(91)	(141)	(91)
Total future tax expense	57	1,966	941	7,132
Total provision for income taxes	$304	$2,518	$1,216	$7,813

10.	Related party transactions

a)	Included in accounts payable as at September 30, 2008 is $2,219 due to employees and officers for bonuses payable (December 31, 2007 - $4,620, September 30, 2007 - $3,182).

b)
For the nine months ended September 30, 2008, the Company paid $96 for administration services to a party related by virtue of having certain directors and officers in common.  The Company was also reimbursed $56 in office and premises costs by the same related party.

c)
For the nine months ended September 30, 2008, the Company received $22 (September 30, 2007 - $55) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)
For the nine months ended September 30, 2008, the Company recorded a gain on disposal of securities and investments of $nil (September 30, 2007 - $2,906) in companies related by virtue of having certain directors and officers in common.  These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value.

e)
For the nine months ended September 30, 2008, the Company received $nil (September 30, 2007 - $620) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

f)	Included in accounts payable as at September 30, 2008 is $93 (December 31, 2007 - $41 September 30, 2007 - $25) in co-lender interest payable to related parties.

11.	Contingencies and commitments

a)
During the period, surety bond guarantees have been reduced to US$486 (June 30, 2008 - $2,405). The guarantees have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2008 (remaining three months)	156
2009	625
2010	548
2011	395
2012	395

c)	Other commitments and contingencies are disclosed elsewhere in these interim consolidated financial statements and notes.

12.	Interest rate sensitivity

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at September 30, 2008, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $452. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $516.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at September 30, 2008:

	Floating Rate	0 to 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
Total assets	$45,798	$154,831	$78,888	$90,604	$-	$11,601	$381,722
Total liabilities and equity	78,510	-	-	-	-	303,212	$381,722
Difference	$(32,712)	$154,831	$78,888	$90,604	-	$(291,611)	$-
Cumulative difference	$(32,712)	$122,119	$201,007	$291,611	$291,611	$-	$-
Cumulative difference as a percentage of total assets	(8.6%)	32.0%	52.7%	76.4%	76.4%	-	-

13.	Fair value of financial instruments

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price.
The fair values of items that are highly liquid or short-term in nature are considered to approximate their carrying values which consist of cost plus accrued interest, where applicable. This includes certain components of cash and cash equivalents and other short-term financial assets and accounts payable.

The fair values of loans with variable rates of interest approximate their carrying values since these instruments reprice to market frequently. On that basis fair value approximates carrying value, net of any general or specific loan loss provision.

The fair values of loans with fixed rates of interest approximate their carrying values since these instruments on average reprice within the year and the market rates for these alternative types of loans are generally not affected by short-term incremental fluctuations in the money markets. On that basis fair value approximates carrying value, net of any general or specific loan loss provision.

The fair value of the Company’s revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

14.	Risk management

The primary goals of the Company’s risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the Company’s objectives and risk tolerance, and to maintain an appropriate risk/reward balance while protecting the Company’s financial operations from events that have the potential to materially impair its financial strength.  Balancing risk and reward is achieved through aligning risk tolerance with the Company’s business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventative controls and transferring risk to third parties.

Capital Management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support lending operations.  The Company continually monitors its capital position to ensure these objectives are met.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at September 30, 2008, the Company was in compliance with its revolving debt facility covenants.

Management considers the Company’s capital to be comprised of debt payable of $78,510 at September 30, 2008 and all components of shareholders’ equity which amount to $295,511 as at September 30, 2008.

The Company’s dividend policy is to distribute sufficient dividends to shareholders throughout 2008 and within 90 days after the end of 2008 to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against 2008 taxable income.

Financial Instruments

Effective January 1, 2008, the Company adopted the CICA handbook section 3862, “Financial Instruments – Disclosures”.  The disclosures required under this section can be found in the Company’s MD&A section “risks and uncertainties”.  The following table provides a cross referencing of those disclosures from the MD&A:

Description	Section
For each type of risk arising from the financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral
Risk management
Credit risk management
Liquidity risk
Market risk
Interest rate risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures	Credit risk management
Market risk – value-at-risk, interest rate risk and equity risk	Market risk
Interest rate risk
Liquidity risk – liquid assets, maturity of financial liabilities and credit and liquidity commitments	Liquidity risk

15.	Segmented information

The Company has primarily one operating segment, which is to provide mortgage financings.  The Company’s geographic location is Canada.

16.	Supplemental cash flow information

a)       Cash received or paid

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Interest received (non-loan)	$83	$91	$425	$361
Interest paid	659	8	1,579	234
Income tax instalments	183	200	249	1,070

b)	Non-cash financing and investing activities

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Marketable securities and investments received as loan fees	$-	$1,204	$-	$3,375

17.	Future accounting changes

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (“IFRS”) over a transition period effective for fiscal periods ending on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011. An implementation team will be created and management is investigating the use of third party advisors to assist in the process.  The conversion plan timetable will include the assessment of accounting policy choices and elections. Management has not yet started the process of assessing accounting policy choices and elections that are allowed under IFRS. Management is also assessing the impact of the conversion on the Company’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust our implementation process to ensure the plan and its goals are met.

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